Filed by Hortonworks, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Hortonworks, Inc.

Commission File No. 001-36780

This filing relates to the proposed merger of Hortonworks, Inc., a Delaware corporation (“Hortonworks”), with Surf Merger Corporation (“Merger Sub”), a Delaware corporation and a directly, wholly owned subsidiary of Cloudera, Inc., a Delaware corporation (“Cloudera”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 3, 2018, by and among Hortonworks, Merger Sub and Cloudera.

Hortonworks and Cloudera Merger Overview [name] [date]

“Cloudera and Hortonworks Announce Merger to Create World’s Leading Next Generation Data Platform and Deliver Industry’s First Enterprise Data Cloud” Establishes a superior unified platform and clear industry standard from the Edge to AI. Cloudera and Hortonworks Announcement October 3, 2018

Why the Merger Makes Sense Category Leader Fuel Innovation Superior Platform Cloud Everywhere Unlock Synergies Create clear category leader and industry standard, substantially benefiting customers and the community Accelerate market development and fuel innovation for IoT, cloud, data warehouse, ML and AI Build unified platform with highly complementary offerings for cross-sell Deliver the industry’s first enterprise data cloud – public, private, hybrid, edge Accelerate achievement of long-term target model through cost synergies and business model benefits

Combined (Cloudera + Hortonworks) Company Leadership Tom Reilly CEO Arun Murthy CPO Scott Davidson COO Jim Frankola CFO Hortonworks’ Current Product Leader to Lead Products for the Combined Company

Arun Murthy CPO 2005 2011 2013 2014 2015 2016 2017 2018 2019 Hadoop HDP 2.0 Stinger Initiative HDF (Onyara) Pivotal + Hortonworks HDP 2.3 HDP 3.0 Era of Transformation into a Cloud-native Platform HDP 1.0 HDInsight ODPi HDP & HDF Connect Data Platforms IBM + Hortonworks DataPlane Service Open Data Hybrid Architecture Initiative HDF 3.0 First Big Data Company to join Cloud Native Computing Foundation Data Governance Initiative HDP 3.1 100% Open Source Data in Motion from the edge Connected Data Platform- cloud & on-prem Platform Vision and Evolution Driven by Hortonworks Consistently Meeting the Needs of Enterprise Customers Through 100% Open Source Innovation YARN Cloudbreak (Sequence IQ) XA Secure (Ranger)

https://hortonworks.com/blog/bringing-cloud-native-architecture-to-big-data-in-the-data-center/ Hortonworks, IBM, Red Hat Collaborate to Help Accelerate Containerized Big Data Workloads for Hybrid Architectures Gold Member Leading the Industry Cloud-Native Platform Vision with the Open Hybrid Architecture Initiative

MULTIPLE CLUSTERS AND SOURCES MULTI HYBRID Hortonworks Dataplane Service MANAGE, SECURE, GOVERN DATA AT REST Hortonworks Data Platform DATA IN MOTION Hortonworks Data Flow Hybrid by Design All Platforms Simultaneously Support Variety of Workloads Common Metadata, Security and Governance Across all Deployments Cloud native for Hadoop in the Public Cloud with HDF & HDP Extend to the Edge with HDF

Cloud-native Data Architecture Extend to The Edge Seamless Architecture Consistent Security and Governance HORTONWORKS DATA PLATFORM HORTONWORKS DATAFLOW HORTONWORKS DATAPLANE OPEN HYBRID ARCHITECTURE INITIATIVE Requirements Delivering on a Modern Hybrid Data Architecture Today!

100% Open Source Commitment for the HDF and HDP Equivalent Offerings Unified Platform “Unity” based on an Open Hybrid Architecture Foundation Solutions from the Edge to AI The Industry’s First Enterprise Data Cloud from the Edge to AI Innovation through Open Source Community Collaboration The Combined Company Plans to Deliver Led by Hortonworks Product Leadership

Thank You!

Additional Information and Where to Find It

In connection with the proposed merger between Cloudera, Inc. (“Cloudera”) and Hortonworks, Inc. (“Hortonworks”), Cloudera intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus of Hortonworks and Cloudera and other documents concerning the proposed merger with the Securities and Exchange Commission (the “SEC”). The definitive proxy statement will be mailed to the stockholders of Cloudera and Hortonworks in advance of the special meeting. BEFORE MAKING ANY VOTING DECISION, HORTONWORKS’ AND CLOUDERA’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF HORTONWORKS AND CLOUDERA WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Hortonworks and Cloudera, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Hortonworks and Cloudera make available free of charge at www.hortonworks.com and www.cloudera.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.
new information becomes available in the future.

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HORTONWORKS®

Participants in the Solicitation This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Hortonworks, Cloudera and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Hortonworks and Cloudera in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the joint proxy statement/prospectus referred to above. Security holders may also obtain information regarding the names, affiliations and interests of Hortonworks’ directors and executive officers in Hortonworks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 15, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on April 24, 2018. Security holders may obtain information regarding the names, affiliations and interests of Cloudera’s directors and executive officers in Cloudera’s Annual Report on Form 10-K for the fiscal year ended January 31, 2018, which was filed with the SEC on April 4, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on May 16, 2018. To the extent the holdings of Hortonworks securities by Hortonworks’ directors and executive officers or the holdings of Cloudera securities by Cloudera’s directors and executive officers have changed since the amounts set forth in Hortonworks’ or Cloudera’s respective proxy statement for its 2018 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Hortonworks’ website at www.hortonworks.com and Cloudera’s website at www.cloudera.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus. reason, even if new information becomes available in the future.

Forward-Looking Statements This document contains forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such factors include, but are not limited to: (i) Hortonworks or Cloudera may be unable to obtain stockholder approval as required for the merger; (ii) other conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Hortonworks or Cloudera to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Hortonworks or Cloudera does business, or on Hortonworks’ or Cloudera’s operating results and business generally; (v) Hortonworks’ or Cloudera’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Hortonworks or Cloudera may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Hortonworks or Cloudera may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; and (xi) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Hortonworks and Cloudera are set forth in their respective filings with the SEC, including each of Hortonworks’ and Cloudera’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Part II of Hortonworks’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 under the heading “Risk Factors” and Item 1A of Part II of Cloudera’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2018 under the heading “Risk Factors.” The risks and uncertainties described above and in Hortonworks’ most recent Quarterly Report on Form 10-Q and Cloudera’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Hortonworks and Cloudera and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that Hortonworks and Cloudera file from time to time with the SEC. The forward-looking statements in this document speak only as of the date of this document. Except as required by law, Hortonworks and Cloudera assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.